SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. __)*

                            DIGITAL ANGEL CORPORATION
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, $0.005 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    253830103
                                    ---------
                                 (CUSIP Number)

                                 August 31, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253830103
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,459,674 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,459,674 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,459,674 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO, HC
--------- ----------------------------------------------------------------------


---------------------------------
         * Based on 44,641,388 shares of the common stock, $0.005 par value per share (the "Shares") outstanding of Digital Angel Corporation, a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007. As of August 31, 2007, Kallina Corporation ("Kallina") held (i) a warrant (the "July Warrant") to acquire 125,000 Shares, at an exercise price of $2.68 per Share for the first 75,000 Shares acquired thereunder, $2.91 per Share for the next 35,000 Shares acquired thereunder, $3.38 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a warrant (the "August Warrant") to acquire 967,742 Shares at an exercise price of $1.69 per Share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The August Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by Calliope upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 253830103
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Kallina Corporation
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-5823125
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,459,674 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,459,674 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,459,674 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           CO
---------- ---------------------------------------------------------------------


--------------------------------
         * Based on 44,641,388 shares of the common stock, $0.005 par value per share (the "Shares") outstanding of Digital Angel Corporation, a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007. As of August 31, 2007, Kallina Corporation ("Kallina") held (i) a warrant (the "July Warrant") to acquire 125,000 Shares, at an exercise price of $2.68 per Share for the first 75,000 Shares acquired thereunder, $2.91 per Share for the next 35,000 Shares acquired thereunder, $3.38 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a warrant (the "August Warrant") to acquire 967,742 Shares at an exercise price of $1.69 per Share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The August Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by Calliope upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 253830103
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,459,674 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,459,674 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,459,674 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------


--------------------------------
         * Based on 44,641,388 shares of the common stock, $0.005 par value per share (the "Shares") outstanding of Digital Angel Corporation, a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007. As of August 31, 2007, Kallina Corporation ("Kallina") held (i) a warrant (the "July Warrant") to acquire 125,000 Shares, at an exercise price of $2.68 per Share for the first 75,000 Shares acquired thereunder, $2.91 per Share for the next 35,000 Shares acquired thereunder, $3.38 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a warrant (the "August Warrant") to acquire 967,742 Shares at an exercise price of $1.69 per Share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The August Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by Calliope upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 253830103
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                               (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,459,674 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,459,674 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,459,674 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------


--------------------------------
         * Based on 44,641,388 shares of the common stock, $0.005 par value per share (the "Shares") outstanding of Digital Angel Corporation, a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007. As of August 31, 2007, Kallina Corporation ("Kallina") held (i) a warrant (the "July Warrant") to acquire 125,000 Shares, at an exercise price of $2.68 per Share for the first 75,000 Shares acquired thereunder, $2.91 per Share for the next 35,000 Shares acquired thereunder, $3.38 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a warrant (the "August Warrant") to acquire 967,742 Shares at an exercise price of $1.69 per Share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The August Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by Calliope upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 253830103
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,459,674 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,459,674 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,459,674 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------


--------------------------------
         * Based on 44,641,388 shares of the common stock, $0.005 par value per share (the "Shares") outstanding of Digital Angel Corporation, a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007. As of August 31, 2007, Kallina Corporation ("Kallina") held (i) a warrant (the "July Warrant") to acquire 125,000 Shares, at an exercise price of $2.68 per Share for the first 75,000 Shares acquired thereunder, $2.91 per Share for the next 35,000 Shares acquired thereunder, $3.38 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a warrant (the "August Warrant") to acquire 967,742 Shares at an exercise price of $1.69 per Share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The August Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by Calliope upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 253830103

Item 1(a).  Name of Issuer: Digital Angel Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            490 Villaume Avenue
            South St. Paul, MN 55075

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Kallina Corporation, a Delaware corporation and a wholly owned subsidiary of Laurus Master Fund, Ltd., Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Kallina Corporation. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  253830103

Item 3.     Not Applicable

Item 4.     Ownership:

       (a)  Amount Beneficially Owned: 4,459,674 shares of Common Stock

       (b)  Percent of Class: 9.99%

       (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock. *

            (ii) shared power to vote or to direct the vote: 4,459,674 shares of Common Stock. *

            (iii) sole  power to  dispose  or to direct  the  disposition  of: 0 shares of Common Stock. *

            (iv)  shared  power to  dispose  or to direct  the  disposition  of:
                  4,459,674 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable (see Item 2(a))

Item 8.     Identification and Classification of Members of the Group:
            Not applicable (see Item 2(a))

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------
         * Based on 44,641,388 shares of the common stock, $0.005 par value per share (the "Shares") outstanding of Digital Angel Corporation, a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007. As of August 31, 2007, Kallina Corporation ("Kallina") held (i) a warrant (the "July Warrant") to acquire 125,000 Shares, at an exercise price of $2.68 per Share for the first 75,000 Shares acquired thereunder, $2.91 per Share for the next 35,000 Shares acquired thereunder, $3.38 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, and (ii) a warrant (the "August Warrant") to acquire 967,742 Shares at an exercise price of $1.69 per Share, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The August Warrant contains an issuance limitation prohibiting Kallina from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by Kallina of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by Calliope upon at least 75 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The 9.99% Issuance Limitation may be waived by Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Kallina is a wholly owned subsidiary of Laurus Master Fund, Ltd. which is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the securities owned by Calliope reported in this Schedule 13G.

CUSIP No. 253830103

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    September 12, 2007
                                    ----------------
                                    Date

                                    LAURUS MASTER FUND, LTD.

                                    /s/ David Grin
                                    ----------------
                                    David Grin
                                    Director

CUSIP No. 253830103

APPENDIX A

A. Name:             Kallina Corporation, a Delaware Corporation
                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


B. Name:             Laurus Capital Management, LLC, a Delaware limited
                     liability company 335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


C. Name:             David Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      Israel


D. Name:             Eugene Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      United States

CUSIP No. 253830103

Each of Kallina Corporation, Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Kallina Corporation

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Chairman, President, Secretary
    September 12, 2007


Laurus Capital Management, LLC

/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    September 12, 2007

/s/ David Grin
-----------------------------------------
    David Grin
    September 12, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    September 12, 2007